EXHIBIT 12
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Restated
	3 MONTHS
	ENDED	TWELVE MONTHS ENDED
	MARCH 31,	DECEMBER 31,
(Dollars in millions)	2003	2002	2001	2000	1999	1998
EARNINGS
Income (loss) from continuing operations before income taxes	$(165.5)	$(13.7)	$(337.9)	$77.1	$276.7	$868.6
Add:
Amortization of previously capitalized interest	2.7	10.2	9.9	9.8	11.0	10.7
Minority interest in net income of consolidated subsidiaries with fixed charges	9.5	57.4	27.4	44.6	42.6	32.8
Proportionate share of fixed charges of investees accounted for by the equity method	1.5	4.7	4.1	5.8	5.5	4.8
Proportionate share of net loss of investees accounted for by the equity method	4.2	16.1	42.9	28.0	0.3	0.3

Total additions	17.9	88.4	84.3	88.2	59.4	48.6
Deduct:
Capitalized interest	1.9	7.2	1.7	11.9	18.1	5.9
Minority interest in net loss of consolidated subsidiaries	—	5.2	15.0	8.3	4.2	2.9
Undistributed proportionate share of net income of investees accounted for by the equity method	—	1.3	0.2	2.9	1.8	—

Total deductions	1.9	13.7	16.9	23.1	24.1	8.8
TOTAL EARNINGS	$(149.5)	$61.0	$(270.5)	$142.2	$312.0	$908.4

FIXED CHARGES
Interest expense	$58.4	$241.7	$297.1	$282.8	$173.1	$148.5
Capitalized interest	1.9	7.2	1.7	11.9	18.1	5.9
Amortization of debt discount, premium or expense	2.1	8.8	6.0	1.5	0.7	1.2
Interest portion of rental expense	22.1	76.7	74.1	73.5	62.1	57.7
Proportionate share of fixed charges of investees accounted for by the equity method	1.5	4.7	4.1	5.8	5.5	4.8

TOTAL FIXED CHARGES	$86.0	$339.1	$383.0	$375.5	$259.5	$218.1

TOTAL EARNINGS BEFORE FIXED CHARGES	$(63.5)	$400.1	$112.5	$517.7	$571.5	$1,126.5

RATIO OF EARNINGS TO FIXED CHARGES	*	1.18	**	1.38	2.20	5.17

*  Earnings for the three months ended March 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $149.5 million.

**  Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $270.5 million.